Exhibit 1

BP p.l.c. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine months ended September 30, 2004 ($ million, except ratios) (Unaudited)
Profit before taxation	19,481
Group's share of income in excess of dividends
of joint ventures and associated undertakings	(1,027)
Capitalized interest	(159)

Profit as adjusted	18,295

Fixed charges:
Interest net of interest expense of joint ventures and associated	297
Rental expense representative of interest	405
Capitalized interest	159

861

Total adjusted earnings available for payment of fixed charges	19,156

Ratio of earnings to fixed charges	22.2

Total adjusted earnings available for payment of fixed charges, after
account of adjustments to profit before taxation to accord with US GAAP	19,192

Ratio of earnings to fixed charges with adjustments to accord with US	22.3

(a)     See Note 16 of Notes to Consolidated Financial Statements.